FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

ANNOUNCEMENT

HSBC HOLDINGS PLC - FIRST INTERIM DIVIDEND FOR 2004

In accordance with its policy of paying quarterly dividends in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2003 Annual Results on 1 March 2004, the Board of HSBC Holdings plc has declared a first interim dividend of US$0.13 per ordinary share in respect of the year ending 31 December 2004. The dividend will be payable on 7 July 2004 to shareholders on the Register on 21 May 2004. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 19 May 2004 and in Paris on 24 May 2004. The American Depositary Shares will be quoted ex-dividend in New York on 19 May 2004.

Payment on Ordinary Shares

The first interim dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 28 June 2004, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 2 June 2004, and elections will be required to be made by 23 June 2004.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 21 May 2004 in order to receive the dividend.

The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 21 May 2004. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 20 May 2004 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 21 May 2004 in order to receive the dividend.

Payment on shares held through Euroclear France

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 7 July 2004 to the holders of record on 21 May 2004. The dividend will be payable in cash, in euros at the exchange rate on 28 June 2004, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 26 May.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 7 July 2004 to holders of record on 21 May 2004. The dividend of US$0.65 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 2 June 2004, and elections will be required to be made by 16 June 2004. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary. Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 21 May 2004 in order to receive the dividend.

INTERIM RESULTS AND SECOND, THIRD AND FOURTH INTERIM DIVIDENDS FOR 2004

As indicated in the announcement of the 2003 Annual Results, the interim results for the six months to 30 June 2004 will be announced on Monday 2 August 2004. The proposed timetables for the second, third and fourth interim dividends in respect of 2004 are:

2004

Second interim dividend for 2004

        Announcement                                                                                             2 August

        Shares quoted ex-dividend in London, Hong Kong and Bermuda;
        ADSs quoted ex-dividend in New York                                                                     18 August

        Record date and closure of Hong Kong Overseas Branch Register
        of shareholders for one day                                                                             20 August

        Shares quoted ex-dividend in Paris                                                                      23 August

        Payment date                                                                                            6 October

        Third interim dividend for 2004

        Announcement                                                                                           8 November

        ADSs quoted ex-dividend in New York                                                                   23 November

        Shares quoted ex-dividend in London, Hong Kong and Bermuda                                            24 November

        Record date and closure of Hong Kong Overseas Branch                                                  26 November
        Register of shareholders for one day

        Shares quoted ex-dividend in Paris                                                                    29 November

2005

        Payment date                                                                                           20 January

        Fourth interim dividend for 2004

        Announcement                                                                                          28 February

        Shares quoted ex-dividend in London, Hong Kong and Bermuda;
        ADSs quoted ex-dividend in New York                                                                      16 March

        Record date and closure of Hong Kong Overseas Branch
        Register of shareholders for one day                                                                     18 March

        Shares quoted ex-dividend in Paris                                                                       21 March

        Payment date                                                                                                                                                                                                            4 May

The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn, Sir Brian Moffat, S K Green, A W Jebson, W F Aldinger, Lord Butler, R K F Ch'ien, W R P Dalton, D G Eldon, R A Fairhead, D J Flint, W K L Fung, M F Geoghegan, S Hintze, Sir John Kemp-Welch, Lord Marshall, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 4, 2004